                                              ----------------------------------
                                                         OMB APPROVAL
                                              ----------------------------------
                                               OMB Number:            3235-0145
                                               Expires:        October 31, 2002
                                               Estimated Average burden
                                               hours per response         14.90
                                              ----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                                Tumbleweed, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   899690101
                                 (CUSIP Number)

                                       with a copy to
Gerald Mansbach                        Ivan M. Diamond, Esq.
c/o Mansbach Metal Co.                 Greenebaum Doll & McDonald pllc
1900 Front Street                      3300 National City Tower
Ashland, Kentucky 41101                Louisville, KY  40202
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 5, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

                                 SCHEDULE 13D
CUSIP NO. 899690101
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Gerald Mansbach

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,123,002 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             --
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,398,002 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          --
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,123,002

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Item 1     Security and Issuer.
------     -------------------

     This statement relates to the common stock, par value $.01 per share (the "Shares") of Tumbleweed, Inc. (the "Company"). The principal executive offices of the Company are located at 2301 River Road, Suite 200, Louisville, Kentucky 40206.


Item 2     Identity and Background
------     -----------------------

     (a)  This statement is being filed by Gerald Mansbach.

     (b) Mr. Mansbach's business address is Mansbach Metal Co., 1900 Front Street, Ashland, Kentucky 41101.

     (c) Mr. Mansbach is a private investor.

     (d) During the last five years, Mr. Mansbach has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, Mr. Mansbach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

     (f) Mr. Mansbach is a citizen of the United States.

Item 3     Source and Amount of Funds and Other Consideration
------     --------------------------------------------------

     Mr. Mansbach loaned TW Funding, LLC (the "Borrower") $4,000,000 pursuant to a Promissory Note dated December 30, 1998 (the "Note") in connection with the purchase of Shares by the Borrower. That loan is secured by 400,000 Shares owned by the Borrower and 1,900,000 additional Shares owned by members of the Borrower, including John A. Butorac, Jr., James M. Mulrooney, David M. Roth and Gary T. Synder, who are officers and/or directors of the Company (the "Guarantors"). The original maturity date of the Note was December 31, 2000. Mr. Mansbach, the Borrower and the Guarantors agreed to an extension of the maturity date to March 31, 2001. On May 1, 2001, Mr. Mansbach made written demand that all sums due under the Note be paid within five days of the date of the letter. No payment was made. Accordingly, on May 5, 2001, under the terms of the loan documents, Mr. Mansbach acquired voting and dispositive power over the 2,300,000 Shares pledged to secure the loan (the "Pledged Shares"). On May 14, 2001 Mr. Mansbach filed suit in Circuit Court in Jefferson County, Kentucky to enforce his rights under the Note, guarantees and related documents. The complaint seeks a judgment against the Borrower and Guarantors, jointly and severally, for $4,000,000 plus accrued interest plus reasonable attorneys' fees and court costs. The complaint alleges that Mr. Mansbach has the right to sell the Pledged Shares at a public or private sale and apply the proceeds of any such sale to the sums due and owing under the Note and to expenses incurred in realizing upon the Pledged Shares. The complaint further requests a determination that all aspects of any transfer of Pledged Shares be deemed to be commercially reasonable under Kentucky law.

The original loan was made from Mr. Mansbach's personal funds, no additional funds were involved in the acquisition of the Pledged Shares. Mr. Mansbach also owns 98,002 shares which he has held for several years.

     In addition, upon the default under the Note, Mr. Mansbach has the right to vote the additional Shares owned by the Guarantors, but not pledged (approximately 725,000 Shares). He will retain voting control over such Shares until the loan and accrued interest has been paid in full.

     Mr. Mansbach does not presently intend to seek authority to vote the 3,025,000 Shares at the Company's upcoming annual meeting, but reserves the right to exercise such rights in the future.

Item 4     Purpose of the Transaction
------     --------------------------

     Mr. Mansbach acquired beneficial ownership of 3,025,000 Shares upon the default of a loan. He plans to sell the Pledged Shares in order to recover the money loaned together with the accrued interest thereon. He has no plans or proposals which would result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D, except as set forth above. Although no purchaser has yet been selected, Mr. Mansbach may sell the Pledged Shares to a purchaser whose plans may result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5     Interest in Securities of the Issuer
------     ------------------------------------

     (a) Mr. Mansbach is the beneficial owner of 3,123,002 Shares, which represents 53.5% of the Company (based upon 5,839,230 shares reported outstanding in the Company's Schedule 14A filed with the Commission on April 12, 2001.)

     (b) Mr. Mansbach has the sole power to vote 3,123,002 Shares. He has the sole power to direct the disposition of 2,398,002 Shares.

     (c) There have been no other transactions effected during the past 60 days by Mr. Mansbach in relation to Shares of the Company.

     (d) The Pledged Shares will be sold and the proceeds used to repay the loan together with approximately $920,000 of accrued but unpaid interest. To the extent the proceeds exceed the amount of the loan, plus interest and expenses, including attorney fees, related to the sale of the Pledged Shares, the excess would be returned to the Borrower and/or the Guarantors as appropriate.

     (e) Not applicable.

Item 6     Contracts, Arrangements, Understandings or Relationships with
------     -------------------------------------------------------------
           Respect to Securities of an Issuer
           ----------------------------------

     Except to the extent described above, Mr. Mansbach has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company.

Item 7     Material to be Filed as Exhibits
------     --------------------------------

None.

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Gerald Mansbach
---------------------
Gerald Mansbach

Date: May 15, 2001